SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 11-K

     /X/ Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 For the fiscal year ended December 31, 2000.

     / /  Transition report pursuant to Section 15(d) of the Securities
          Exchange Act of 1934 for the transition period from        to

          Commission file number: 1-3122

     A. Full title of the plan and the address of the plan, if different from that if the issuer named below:

                          Resource Recovery 401(k) Plan

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Covanta Energy Corporation
                                  40 Lane Road
                               Fairfield, NJ 07007

                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Resources Recovery 401(k)
Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            Resource Recovery 401(k) Plan
                                            Administrative Committee

                                            By: /s/ Louis M. Walters
                                               -------------------------
                                            Louis M. Walters
                                            Member of the Resource Recovery
                                            401(k) Plan Administrative Committee

Date : June 29, 2001

    Resource Recovery
    401(k) Plan

    Independent Auditors' Report

    Financial Statements

    Years Ended December 31, 2000 and 1999
    Supplemental Schedule
    Year Ended December 31, 2000

RESOURCE RECOVERY 401(k) PLAN

TABLE OF CONTENTS

--------------------------------------------------------------------------------




INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 2000 AND 1999:

   Statements of Net Assets Available for Benefits

   Statements of Changes in Net Assets Available for Benefits

   Notes to Financial Statements


SUPPLEMENTAL SCHEDULE FOR THE
   YEAR ENDED DECEMBER 31, 2000:

   Schedule of Assets Held for Investment Purposes at End of Year

INDEPENDENT AUDITORS' REPORT

Resource Recovery 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Resource Recovery 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
June 15, 2001

RESOURCE RECOVERY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                             2000            1999
     ASSETS -


       Investments (See Note 3)          $48,363,668   $46,940,538
                                         -----------   -----------

     RECEIVABLES:

       Employer contributions                 80,252       138,944
       Participant contributions             194,478       324,349
                                         -----------   -----------

                Total receivables            274,730       463,293
                                         -----------   -----------

     NET ASSETS AVAILABLE FOR BENEFITS   $48,638,398   $47,403,831
                                         ===========   ===========


See notes to financial statements.

RESOURCE RECOVERY 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                                 2000               1999
     ADDITIONS:

       Additions to net assets attributed to:
         Investment Income:
           Net (depreciation) appreciation in fair value of
             investments (See Note 3)                         $ (3,295,444)   $  3,401,755
           Interest and dividends                                2,063,823       1,096,089
                                                              ------------    ------------

                                                                (1,231,621)      4,497,844
                                                              ------------    ------------

       Contributions:
         Participant                                             3,806,494       3,602,836
         Employer                                                1,512,821       1,604,636
         Rollovers                                                    --            52,122
                                                              ------------    ------------

                                                                 5,319,315       5,259,594
         Net transfer from other plans                                --        39,395,641
                                                              ------------    ------------

               Total additions                                   4,087,694      49,153,079
                                                              ------------    ------------

     DEDUCTIONS -

       Deductions from net assets attributed to:
         Administrative expenses                                   (30,470)        (14,997)
         Distributions to participants                          (2,822,657)     (1,734,251)
                                                              ------------    ------------

                Total deductions                                (2,853,127)     (1,749,248)
                                                              ------------    ------------

     NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS           1,234,567      47,403,831
                                                              ------------    ------------
     NET ASSETS AVAILABLE FOR BENEFITS,
       BEGINNING OF YEAR                                        47,403,831            --
                                                              ------------    ------------

     NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR           $ 48,638,398    $ 47,403,831
                                                              ============    ============


See notes to financial statements.

RESOURCE RECOVERY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999

--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following is a description of the Resource Recovery 401(k) Plan (the "Plan"). Participants should refer to the Plan document for more complete information.

     a. General Information - The Plan is a defined contribution employee savings plan providing for both employer and employee contributions. Prior to adoption of the Plan on January 1, 1999, Ogden Resource Recovery Support Services, Inc. (the "Company") was included in the Ogden 401(k) Plan (the "Prior Plan"). It was determined that it was in the best interest of the Company and its employees to adopt the Plan, such plan being substantially similar to, and a continuation of the Prior Plan. Accordingly, effective January 1, 1999 the Prior Plan assets pertaining to the Company were transferred to the Plan. All service credited to an individual as a participant under the Prior Plan was credited to such individual under the Plan; provided, that such individual became a Participant of the Plan on or after January 1, 1999. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

          Effective February 1, 2000, all of the assets and outstanding loans of the Plan were transferred from American Express Trust Company (the "Prior Trustee") to T. Rowe Price Trust Company (the "Trustee"). The sponsor of the Plan, the Company, determined that it would be in the best interest of the Company and the Plan, for the assets and outstanding loans to be held by a separate trustee from the Prior Trustee.

     b. Administration of the Plan - Administrative and Investment Committees are appointed by the Board of Directors (the "Board") of Covanta Energy Corporation ("Covanta") (formerly Ogden Corporation) and serve as fiduciaries of the Plan. The Administrative Committee has responsibility for administering the Plan, and the Investment Committee has responsibility for reviewing the performance of the Plan's investments. Costs related to the administration of the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

     c. Participation - Full-time employees who are not hourly employees of participating companies who are not covered under a collective bargaining agreement with a recognized union and have attained age 21 are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed 12 months of employment and 1,000 hours of service.

     d. Contributions - Participants may elect to contribute to the Plan from one to fifteen percent of their annual compensation on a pre-tax basis. For 2000 and 1999, participant pre-tax contribution could not exceed $10,500 and $10,000, respectively, in accordance with Internal Revenue Service ("IRS") Regulations. The Company matches 100 percent up to the first 3 percent of a participant's annual compensation which is invested based on participant investment elections.

          A participant's elective contributions and Company contributions are invested, at the direction of the participant, in accordance with one of the following options:

          o    100 percent in one of the Investment Funds; or

          o in more than one Investment Fund allocated in multiples of 1 percent.

          If a participant does not make such an election, he or she is deemed to have elected investment in the Government Securities Fund.

     e. Loans to Participants - Loans are made to participants at a minimum of $500 and up to the lesser of 50 percent of the participant's total vested account balance (including outstanding loans, if any,) minus the current loan balance or $50,000 reduced by the highest outstanding balance of loans during the preceding 12 months, even if repaid, not to exceed the limitations of the Tax Reform Act of 1986. The terms of the loans are a minimum of 6 months and a maximum of 5 years or 60 months (10 year maximum on loans for a primary residence). Participants are prohibited from borrowing funds accumulated in the Ogden Stock Fund. The maximum number of loans outstanding at one time for an employee is two loans with only one of the outstanding loans being a residential loan. The loan interest rate is based on the prime rate plus 1% on the first business day of each month.

     f. Vesting - Vesting of employer contributions to the Plan is determined based on the period of vesting service by participants commencing on their date of hire to their date of termination of service in accordance with the following schedule:

                                                              Percent
              Years of Vesting Service in the Plan             Vested

          Less Than one year of vesting service                  0%
          One but less than two years of vesting service        20
          Two but less than three years of vesting service      40
          Three but less than four years of vesting service     60
          Four but less than five years of vesting service      80
          Five or more years of vesting service                100

          Participant contributions are immediately 100% vested.

     g. Retirement Dates - A participant's normal retirement date is the participant's sixty-fifth birthday. A participant may elect early retirement at age 55 with 5 years of credited service.

     h. Form of Benefits - A participant can receive payout through one of the following options: lump sum cash distribution, direct rollover into another qualified retirement plan or IRA, or transfer in-kind distribution.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies followed in the preparation of the financial statements of the Plan are in conformity with accounting principles generally accepted in the United States of America. The following is a description of the more significant of these policies:

     a. Investment Funds - During 2000, the Plan included the following funds in which participants could elect to invest their Plan assets.

          o T. Rowe Price Equity Income Fund - This fund invests in stocks that pay above-average dividends.

          o T. Rowe Price Stable Value Fund ("Stable Value Fund") - This fund invests in investment contracts issued by high-quality insurance companies and banks.

          o T. Rowe Price U. S. Treasury Money Fund ("U. S. Treasury Money Fund") - This fund invests primarily in short-term U. S. Treasury securities.

          o Fidelity Magellan Fund - This fund invests in common stock of domestic, foreign and multinational companies of all sizes. The fund may also invest in bonds.

          o T. Rowe Price International Stock Fund - This fund invests in established non-U.S. companies.

          o T. Rowe Price Balanced Fund - This fund invests approximately 60% in stocks and 40% in bonds.

          o    T. Rowe Price Spectrum Income Fund - This fund invests in five U.
               S. bond funds, two international bond funds, a money market fund and an income-oriented stock fund.

          o T. Rowe Price Blue Chip Growth Fund - This fund invests in large and medium-sized blue chip growth companies.

          o T. Rowe Price Equity Index 500 Fund - This fund invests in the 500 stocks that make up the S&P 500 Index.

          o T. Rowe Price Small-Cap Value Fund - This fund invests in small companies that appear to be undervalued.

          o T. Rowe Price New Horizons Fund - This aggressive fund seeks high long-term growth. It invests in small-company stocks and takes a growth approach to investing. This fund is subject to the abrupt and unpredictable market movements associated with small-company stocks.

          o Ogden Stock Fund - This fund invests in Covanta common stock, traded on the New York Stock Exchange.

          o T. Rowe Price Mid-Cap Growth Fund - This fund invests at least 65% of its assets in a diversified portfolio of common stocks of mid-cap companies whose earnings T. Rowe Price expects to grow at a faster rate than the average company.

          o T. Rowe Price Science & Technology Fund - This fund invests at least 65% of its assets in the common stocks of companies expected to benefit from the development, advancement and use of science and technology.

          Shares in group trust funds were determined on the basis of the initial asset contribution to the trust by each participating plan, adjusted for subsequent contributions, distributions and allocated income and realized and unrealized gains and losses. Allocation of income, realized and unrealized gains and losses and administrative expenses were determined monthly on the basis of each plan's proportionate share in the Plan assets stated at fair value.

     b. Investment Funds - During 1999, the Plan included the following funds in which participants could elect to invest their Plan assets:

          o Ogden Stock Fund ("Stock Fund") - Investments in common stock of Covanta, but does maintain a small cash balance invested in a money market fund for liquidity purposes.

          o Fiduciary Capital Management Fixed Income Fund ("Fixed Income Fund") - Investment contracts with insurance companies and banks which provide for a guaranteed return on principal invested over a specified time period.

          o American Express Equity Index Fund II ("AMEX Equity Fund") - Investments in a collective trust consisting of a diversified portfolio of equity securities.

          o AXP Mutual Fund Balanced Portfolio ("AXP Mutual Fund") - Investments in a mutual fund consisting primarily of common stock, preferred stock and debt securities.

          o Templeton Foreign Fund ("Templeton Fund") - Investments in a mutual fund consisting primarily of established, non-U.S. companies.

          o AXP Growth Fund ("AXP Growth Fund") - Investments in a mutual fund seeking to provide long-term growth of capital primarily in growth, improving, and technology companies.

          o AXP New Dimensions Fund ("AXP Dimensions Fund") - Investments in a mutual fund which invests primarily in common stocks of U.S. and foreign companies in which economic and technical changes may take place.

          o AET U.S. Government Securities Fund II ("Government Securities Fund") - Investments in a collective money market fund, managed to provide maximum current income consistent with conserving capital and maintaining high liquidity.

     c. Investment Valuation - Investments in securities listed on national securities exchanges are valued at closing composite prices published for the last business day of the year. Investments in guaranteed investment contracts included in the Stable Value Fund are stated at fair value which approximates contract value. Investments in the U. S. Treasury Money Fund is stated at cost plus investment income which approximates fair value. Other investments are stated at fair value as determined by the Trustee.

     d. Investment Transactions and Investment Income - Investment transactions are accounted for on the date purchases or sales are executed. Realized and unrealized gains and losses are determined based on the fair value of assets at the beginning of the Plan year. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned.

     e. United States Federal Income Taxes - The Plan and trust are intended to be qualified under Section 401(a) and tax-exempt under Section 501(a) of the Internal Revenue Code (the "Code"), respectively. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     f.   Distributions to Participants - Benefits are recorded when paid.

     g. General - The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     h. Accounting for Derivative Instruments - The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended and interpreted, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires entities, including employee benefit plans, to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value.


          This Statement is effective for fiscal years after June 15, 2000. Management has determined that the implementation of SFAS No. 133 will have no effect on the Plan's financial statements.

3.   INVESTMENTS

     The following is a summary of the Plan's investments held by the Trustee at December 31, 2000 that represent 5 percent or more of the Plan's net assets:


    Investments at fair value determined by quoted market price:

      Ogden Stock Fund                                               $ 5,440,134
      Stable Value Fund                                                5,688,474
      Fidelity Magellan Fund                                           9,837,890
      T. Rowe Price Balanced Fund                                      3,170,106
      T. Rowe Price Blue Chip Growth Fund                              2,756,836
      T. Rowe Price Equity Index 500 Fund                              9,596,725
      T. Rowe Price Spectrum Income Fund                               2,420,617
      Investments at estimated fair value by the Trustee - Loan Fund   3,901,875


     The Stable Value Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. The crediting interest rates at December 31, 2000 for the various investment contracts ranged from 5.88% to 7.83%. The average yields of the Stable Value Fund for the year ended December 31, 2000 was 6.58%. All investment contracts in the Stable Value Fund are fully benefit-responsive and are recorded at their fair values. Generally, fair value approximates contract value contributions made plus interest accrued at the contract rates less withdrawals and fees. If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than the contract value.

     During 2000, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $3,295,444 as follows:


                                                                       2000

     Fidelity Magellan Fund                                         $(1,105,005)
     T. Rowe Price International Stock Fund                            (476,736)
     T. Rowe Price Equity Income Fund                                       802
     Ogden Stock Fund                                                   108,645
     T. Rowe Price Balanced Fund                                        (10,954)
     T. Rowe Price New Horizons Fund                                   (285,885)
     T. Rowe Price Spectrum Income Fund                                  53,765
     T. Rowe Price Blue Chip Growth Fund                               (211,384)
     T. Rowe Price Equity Index 500 Fund                               (670,437)
     T. Rowe Price Small-Cap Value Fund                                  (3,731)
     T. Rowe Price Science & Technology Fund                           (780,118)
     T. Rowe Price Mid-Cap Growth Fund                                  (23,427)
     American Express Income Fund II (formerly Fixed Income Fund        109,021
                                                                     -----------

                                                                    $(3,295,444)
                                                                    ===========


     The following is a summary of the Plan's investments held by the Former Trustee at December 31, 1999 that represent 5 percent or more of the Plan's net assets.


     Investments at fair value as determined by quoted market price:
       Stock Fund                                                   $ 3,447,877
       AXP Growth Fund                                               11,726,578
       AMEX Equity Fund                                              11,316,493
       AXP Mutual Fund                                                3,226,609
       Templeton Fund                                                 2,507,349
       Government Securities Fund                                     2,689,523
     Investments at contract value as determined by
       the Trustee - Fixed Income Fund                                6,781,103
     Investments at estimated fair value as determined by
       the Trustee -Loan Fund                                         3,391,894


     Loans to participants at December 31, 2000 and 1999, which comprise the Loan Fund, are reported at cost, which approximates fair value.

     The Fixed Income Fund invests in investment contracts providing a guaranteed return on principal invested over a specified time period. The crediting interest rates at December 31, 1999 for the various investment contracts ranged from 7.74% to 4.82%. The average yields of the Fixed Income Fund for the year ended December 31, 1999 was 6.91%. All investment contracts in the Fixed Income Fund are fully benefit-responsive and are recorded at contract value which equals principal plus accrued interest. If the investment contracts were reported at fair value, the investment contracts in the Fixed Income Fund would have approximated $1,784,491 at December 31, 1999.

4.   PLAN TERMINATION

     The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend, or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In no event shall assets of the Plan be used for any purpose other than to benefit participants or beneficiaries. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant to benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable.

5.   TAX STATUS

     The Plan has not yet received a favorable IRS determination letter; however, the Plan Administrator is in the process of submitting an application requesting confirmation that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan Administrator believes that the plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statments.

                                     ******

RESOURCE RECOVERY 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000
--------------------------------------------------------------------------------


                                                Description               Number of            Market
      Identity of Issue                        of Investment            Share / Units          Value
MUTUAL FUNDS:
  T. Rowe Price Equity
    Income Fund                                Mutual Fund                      4,159          $ 102,607
  T. Rowe Price
    Stable Value Fund                          GIC                          5,688,474          5,688,474
  T. Rowe Price
    U.S. Treasury Money Fund                   Mutual Fund                    117,237            117,237
  Fidelity Magellan Fund                       Mutual Fund                     86,347          9,837,890
  T. Rowe Price
    International Stock Fund                   Mutual Fund                    145,634          2,114,604
  T. Rowe Price
    Balanced Fund                              Mutual Fund                    165,368          3,170,106
  T. Rowe Price
    Spectrum Income Fund                       Mutual Fund                    224,756          2,420,617
  T. Rowe Price
    Blue Chip Growth Fund                      Mutual Fund                     81,443          2,756,836
  T. Rowe Price
    Equity Index 500 Fund                      Mutual Fund                    270,330          9,596,725
  T. Rowe Price
    Small Cap Value Fund                       Mutual Fund                     12,822            245,410
  T. Rowe Price
    New Horizons Fund                          Mutual Fund                     50,714          1,211,563
  T. Rowe Price
    Science & Technology Fund                  Mutual Fund                     40,825          1,452,150
  T. Rowe Price
    Mid-Cap Growth Fund                        Mutual Fund                      7,727            307,440

COMMON STOCKS:
  *Ogden Corporation                           Common Stock                   353,830          5,440,134

PARTICIPANT LOANS:
  Participant Loans                            Loans                          N/A             3,901,875
                                                                                            -----------

TOTAL ASSETS HELD FOR
  INVESTMENTS                                                                               $48,363,668
                                                                                            ===========


*Party-in-interest


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-36658, 33-36657, 33-54143, 333-19641, 333-82801 and 333-40140 of Covanta
Energy Corporation (formerly Ogden Corporation) on Form S-8 of our report dated June 15, 2001, appearing in this Annual Report on Form 11-K of the Resource Recovery 401(k) Plan for the year ended December 31, 2000.

/s/  DELOITTE & TOUCHE LLP

Parsippany, New Jersey
June 27, 2001